As filed with the Securities and Exchange Commission on March 27, 2009

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

WPP PLC

(Exact name of Registrant as specified in its charter)

Jersey	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Ely Place

Dublin 2, Ireland

011-353-1-669-0333

(Address and telephone number of Registrant’s principal executive offices)

Andrea Harris, Esq.

Group Chief Counsel

6 Ely Place Dublin 2, Ireland

011-351-1-669-0333

(Name, address and telephone number of agent for service)

Copies to:

Philip Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

Approximate date of commencement of proposed sale to the public:   From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Guarantee of debt securities issued by WPP Finance (UK) (1)	$650,000,000	100%	$650,000,000	$36,270.00(2)

(1)	This registration statement relates to the offer by WPP plc to fully and unconditionally guarantee certain outstanding debt securities of WPP Finance (UK) in return for the consent of the holders of the debt securities to amendments to the indenture under which the debt securities were issued.

(2)	The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended. For purposes of this calculation, the maximum aggregate offering price, which is estimated solely for the purpose of calculating the registration fee, is the aggregate book value of the WPP Finance (UK) debt securities that would receive the guarantee registered hereby.

CONSENT SOLICITATION STATEMENT AND PROSPECTUS

WPP PLC

WPP FINANCE (UK)

Solicitation of Consents to Amendments to Indenture in Respect of All $650,000,000

Aggregate Principal Amount Outstanding of 5 7/8% Senior Notes due 2014

(the “Notes”) (CUSIP Nos. 92931NAB6, 92931NAA8 and G70856AA0)

of

WPP FINANCE (UK)

(Guaranteed by WPP 2005 Limited, WPP 2008 Limited,

WPP Air UK and Young & Rubicam Brands US Holdings)

In Consideration of WPP plc’s Offer to Fully and Unconditionally Guarantee the Notes

The consent solicitation will expire at 5:00 p.m., New York City time, on April 22, 2009, unless extended.

WPP plc is offering to fully and unconditionally guarantee the Notes in return for your consent to proposed amendments to the indenture under which the Notes were issued. The guarantee will be issued if the holders of a majority in aggregate principal amount of the outstanding Notes consent to the proposed amendments and the supplemental indenture providing for the proposed amendments is duly executed.

The proposed amendments would allow for the dissolution of WPP Air UK, one of the guarantors of the Notes, and allow the issuer and the other guarantors of the Notes to consolidate and merge with, and transfer all or substantially all of their respective assets to, any corporation, partnership or trust, as well as any company or other entity, organized and validly existing under the laws of the United Kingdom or any jurisdiction thereof (not only England and Wales), as well as Jersey, any jurisdiction included from time to time in the European Union, the United States, any State thereof or the District of Columbia. For a more detailed description of the proposed amendments, see “The Proposed Amendments” beginning on page 12.

The Notes are listed on the Luxembourg Stock Exchange.

For a discussion of factors you should consider before you decide whether to consent, see “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this solicitation statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this solicitation statement/prospectus is March 27, 2009.

IMPORTANT

Holders of the Notes should read and carefully consider the information contained in this solicitation statement/prospectus and the documents incorporated by reference before deciding whether to give their consent to the proposed amendments.

Holders of the Notes as of the record date for this consent solicitation who wish to consent must deliver their properly completed and executed consent form to Georgeson Inc., the information agent for this consent solicitation, whom we refer to as the “Information Agent” at the address, facsimile number or email address set forth on the back cover of this solicitation statement/prospectus in accordance with the instructions set forth in this document and in the consent form. Consents should not be delivered to WPP plc or any of its subsidiaries or to Wilmington Trust Company, the trustee under the indenture governing the Notes, whom we refer to as the “Trustee.” However, we reserve the right to accept any consent received by any of them. Any beneficial owner of the Notes who is not a registered holder of those Notes must arrange with the person who is the registered holder or the registered holder’s nominee as of the record date for this consent solicitation to execute and deliver a consent form on behalf of the beneficial owner.

Recipients of this solicitation statement/prospectus should not construe the contents of this document or the documents incorporated by reference as legal, business or tax advice. Each recipient should consult his or her own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning this consent solicitation.

Please handle this matter through your bank or broker. Questions concerning the terms of this consent solicitation should be directed to the Information Agent at the address or telephone numbers set forth on the back cover of this solicitation statement/prospectus. Requests for assistance in completing and delivering a consent form or requests for additional copies of this solicitation statement/prospectus, the consent form or other related documents should be directed to the Information Agent at the address or telephone number set forth on the back cover of this solicitation statement/prospectus.

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this solicitation statement/prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by WPP plc or any of its subsidiaries, the Trustee, the Information Agent or any other person.

The statements made in this solicitation statement/prospectus are made as of the date of this solicitation statement/prospectus and delivery of this solicitation statement/prospectus or the accompanying materials at any time does not imply that the information in this solicitation statement/prospectus or the accompanying materials is correct as of any subsequent date.

This consent solicitation is not being made to, and a consent form will not be accepted from or on behalf of, a holder of the Notes in any jurisdiction in which the making of the consent solicitation or the acceptance of the consent solicitation would not be in compliance with the laws of that jurisdiction. However, we may in our discretion take such action as we may deem necessary to lawfully make the consent solicitation in any such jurisdiction and to extend the consent solicitation to any holder of the Notes in that jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the consent solicitation to be made by a licensed broker or dealer, the consent solicitation will be deemed to be made on our behalf by one or more registered brokers or dealers that are licensed under the laws of that jurisdiction. We have engaged Georgeson Securities Corporation (“GSC”), a registered broker-dealer registered in all fifty states and an affiliate of Information Agent, to act as U.S. Dealer Manager for the solicitation of consents. GSC has expressed no opinion as to the terms or structure of the solicitation statement/prospectus. GSC does not make any recommendations as to whether any holder should deliver a consent

SUMMARY

This is a summary of material information contained elsewhere in this solicitation statement/prospectus. This summary does not contain all of the information that may be important to you. You should carefully consider the information contained in this solicitation statement/prospectus, including “Risk Factors” beginning on page 6, and the information incorporated by reference in this solicitation statement/prospectus. In this document, the “Notes” refers to the 5 7/8% Senior Notes due 2014 of WPP Finance (UK), which are guaranteed by WPP 2005 Limited, WPP 2008 Limited, WPP Air UK and Young & Rubicam Brands US Holdings, whom we collectively refer to as the “Guarantors”; the “Issuer” refers to WPP Finance (UK); “WPP” refers to WPP plc; the terms “we,” “us,” “our” and “ours” refer to WPP plc and its subsidiaries unless the context indicates otherwise; and “Old WPP” refers to WPP 2008 Limited (previously known as WPP Group plc), a guarantor of the Notes, which became a subsidiary of WPP pursuant to the scheme of arrangement described below.

Overview

WPP and its subsidiaries are part of a group of global, multinational and national advertising and marketing services companies that are organized into the following business segments: Advertising and Media Investment Management; Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing). WPP and its subsidiaries operate from over 2,000 offices in 107 countries and had approximately £6.2 billion in revenues in 2007 and approximately £5.1 billion in revenues in the first nine months of 2008. The principal executive offices of WPP are located at 6 Ely Place, Dublin 2, Ireland. WPP’s telephone number at that address is 011-351-1-669-0333.

On November 19, 2008, Old WPP completed a reorganization of its corporate structure through a scheme of arrangement, which we refer to as the “Scheme.” As a result of this Scheme, WPP, a newly-formed company incorporated under the laws of Jersey, became the new parent company of the WPP group and its subsidiaries. In connection with the Scheme, subsidiaries of Old WPP transferred the equity interests of an entity holding substantially all of Old WPP’s assets outside the United Kingdom to WPP Air UK, a general partnership organized under the laws of England and Wales. We refer to the transfer of these equity securities as the “Asset Conveyance.” The two partners of WPP Air UK are WPP Air 1 Limited, a direct, wholly-owned Irish subsidiary of WPP, and WPP Air 3 Limited, a direct, wholly-owned Irish subsidiary of WPP Air 1 Limited and an indirect, wholly-owned subsidiary of WPP. Each of WPP Air 3 Limited and WPP Air 1 Limited was newly-formed in connection with the Scheme and neither has conducted any activities other than holding its partnership interest in, and serving as a general partner of, WPP Air UK.

The Notes were issued pursuant to an indenture, dated as of June 23, 2004, as supplemented, which we refer to as the “Indenture.” Because the Asset Conveyance may have involved the transfer of “substantially all” of the assets of Old WPP and certain of the Guarantors, in accordance with the terms of the Indenture, WPP Air UK became a guarantor of the Notes pursuant to a supplemental indenture, without releasing Old WPP or any of the other Guarantors from their guarantee obligations. No consent of any holder of any of the Notes was required for the Scheme or the Asset Conveyance to be effective or to enter into that supplemental indenture.

WPP Air 3 Limited seeks to transfer its partnership interest in WPP Air UK to WPP Air 1 Limited. As a result of this transfer, WPP Air 1 Limited would own a 100% interest in WPP Air UK, and as such, by operation of law, WPP Air UK would be dissolved and all of the assets of WPP Air UK would become owned directly by WPP Air 1 Limited. We refer to this transaction as the “Dissolution Transaction.”

The purpose of this solicitation of consents, which we refer to as the “Solicitation,” is to seek consents of the holders of the Notes as of the record date for this solicitation statement/prospectus to amend various provisions of the Indenture to, among other things, allow for the completion of the Dissolution Transaction. We refer to the consents of the holders of the Notes, as of the record date, as the “Consents.” The proposed amendments would, however, be applicable to future transactions as well.

The Solicitation and WPP Guarantee

The Proposed Amendments	The Indenture currently permits the Issuer and each Guarantor to consolidate or merge with, or transfer all or substantially all of its assets to, another person only if the other person is a corporation, partnership or trust, organized and validly existing under the laws of England and Wales. The proposed amendments would modify the Indenture to allow consolidations and mergers with, and transfers of all or substantially all of the Issuer’s or a Guarantor’s assets to, any corporation, partnership or trust, as well as any company or other entity, organized and validly existing under the laws of the United Kingdom or any jurisdiction thereof (not only England and Wales), as well as Jersey, any jurisdiction included from time to time in the European Union (or its successors), the United States, any State thereof or the District of Columbia. This modification is necessary to allow all of the assets of WPP Air UK to become owned directly by WPP Air 1 Limited, an Irish limited company, pursuant to the Dissolution Transaction.

The Indenture currently requires the Issuer and each Guarantor to preserve its existence, rights (charter and statutory) and franchises, subject to certain exceptions. The proposed amendments would (i) permit the dissolution of WPP Air UK pursuant to the Dissolution Transaction (in connection with which WPP Air 1 Limited would become the direct owner of all of the assets of WPP Air UK), (ii) provide for assumption by WPP Air 1 Limited, in its individual capacity, of all the obligations of WPP Air UK in respect of the Notes, and (iii) release WPP Air 3 Limited from the obligations of WPP UK Air in respect to the Notes, which WPP Air 3 Limited became subject to as a general partner of WPP Air UK.

The Guarantee	If consents to the proposed amendments are validly submitted and not withdrawn by holders of a majority in aggregate principal amount of the Notes (the “Requisite Consents”) and the supplemental indenture providing for the proposed amendments is duly executed, WPP will fully and unconditionally guarantee the obligations of the Issuer under the notes on a senior, unsecured basis. However, we reserve the right not to adopt the proposed amendments, in which case WPP may not issue the WPP guarantee, even if the Requisite Consents are obtained.

Ranking of Guarantee

The WPP guarantee will represent the full and unconditional obligations of WPP and will rank equally with all present and future direct, unsecured and unsubordinated indebtedness of WPP. WPP is a holding company and currently conducts all of its operations through its subsidiaries. None of WPP’s subsidiaries other than the Issuer and the existing Guarantors have any obligations with respect to the Notes. As a result, the WPP guarantee will be effectively subordinated to claims of creditors (including trade creditors and preferred stockholders, if any) of each of WPP’s subsidiaries other than the Issuer and the existing Guarantors. As of June 30, 2008, the subsidiaries of WPP other than the Issuer and the existing Guarantors had total liabilities, including indebtedness and trade payables, of approximately £11,029.7 million (U.S.$21,775.9 million), of which approximately £1,350.7 million (U.S.$2,666.7 million) was indebtedness.

Covenants	If WPP issues the guarantee, so long as any of the Notes are outstanding, WPP will be subject to certain limitations on the incurrence of liens on certain properties and shares of certain subsidiaries, the entry into certain sale and leaseback transactions and the ability to merge or sell all or substantially all of its respective assets.

Holders	For purposes of this Solicitation, the term “Holder” means any person in whose name a Note is registered in the registry maintained by the Registrar for the Notes at 5:00 p.m., New York City time, on the Record Date. Consents will also be accepted from any other person who has obtained a proxy in a form reasonably acceptable to WPP which authorizes such other person (or person claiming title by or through such other person) to vote Notes on behalf of such Holder. Accordingly, for purposes of this Solicitation, consents will be accepted from authorized participants in the Depository Trust Company, Euroclear and/or Clearstream (each, a “Clearance System”) that have been granted a proxy by the Clearance System through which a beneficial owner’s Notes are held of record as of the Record Date.

Record Date	5:00 p.m., New York City time, on March 26, 2009 has been fixed as the date for the determination of Holders entitled to give consents pursuant to this Solicitation. WPP reserves the right to establish, from time to time, but in all cases prior to receipt of the Requisite Consents, any new date as the Record Date and, thereupon, any such new date will be deemed to be the Record Date for purposes of this Solicitation.

Expiration Date	5:00 p.m., New York City time, on April 22, 2009, unless this Solicitation is extended by WPP, in which case the term “Expiration Date” will mean the latest date and time to which this Solicitation is extended. We may terminate this Solicitation for any reason or may extend this Solicitation for a specified period or on a daily basis, regardless of whether the Requisite Consents have been obtained. If we take any of these actions, we will publicly announce any such action.

Effective Time

The time at which the Issuer, the Guarantors, WPP and the Trustee, have executed a supplemental indenture with respect to the Notes. We expect the Issuer, the Guarantors and WPP to execute a supplemental indenture providing for the proposed amendments and the WPP guarantee promptly after the Requisite Consents have been received (whether or not the Expiration Date has occurred). However, the Issuer, the Guarantors and WPP reserve the right not to execute a supplemental indenture providing for the proposed amendments and the WPP guarantee.

How to Consent	Holders who wish to consent to the proposed amendments should deliver one or more properly completed consent forms signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Information Agent at its address or facsimile number set forth on the back cover page of this solicitation statement/prospectus. WPP shall have the right to determine whether any purported consent satisfies the requirements of this solicitation statement/prospectus, and any such determination shall be final and binding on the Holder who delivered such consent or purported consent.

Consent forms must be received by the Information Agent prior to the Expiration Date. Only Holders or their duly designated proxies, including, for the purposes of this Solicitation, authorized participants in a Clearance System that have been granted a proxy by the Holder, are eligible to consent to the proposed amendments and receive the Consent Fees. See “The Consent Solicitation—How to Consent.”

Special Procedures for Beneficial Owners	Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact its broker, dealer, commercial bank, trust company or other nominee promptly and instruct its broker, dealer, commercial bank, trust company or other nominee to consent on its behalf. See “The Consent Solicitation—How to Consent.”

Requisite Consents	Approval of the proposed amendments requires the consent of the Holders of a majority in principal amount of the outstanding Notes voting together as a single class.

For purposes of determining whether Holders of such requisite principal amount of Notes have given their consent, Notes owned by WPP or any of its affiliates will be disregarded.

Revocation	Until the Effective Time, a consent by a Holder is a continuing consent by the Holder and will bind every subsequent holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, a Holder may revoke its consent if the Trustee receives written notice of revocation from the Holder before the Effective Time. A Holder who has consented at the Effective Time may not revoke a Consent after the Effective Time. See “The Consent Solicitation—Revocation of Consents.”

Certain Tax Considerations	For a discussion of certain material United States federal income tax consequences of this Solicitation to beneficial owners of Notes, see “Certain Material United States Federal Income Tax Consequences.”

Information Agent	We have retained Georgeson Inc. as the Information Agent in connection with this Solicitation.

Risk Factors	You should read the “Risk Factors” section beginning on page 6 of this solicitation statement/prospectus, the risk factors incorporated by reference into this solicitation statement/prospectus, as well as other cautionary statements included in, or incorporated by reference into, this solicitation statement/prospectus, to ensure that you understand the risks associated with this Solicitation and the WPP guarantee.

RISK FACTORS

You should carefully consider the risks described in Old WPP’s Annual Report on Form 20-F for the year ended December 31, 2007 and WPP’s Reports on Form 6-K incorporated by reference in this solicitation statement/prospectus, the risks described below, as well as other information and data included in, and incorporated by reference into, this solicitation statement/prospectus, before deciding whether to give your consent.

The WPP guarantee will be an unsecured obligation.

The WPP guarantee of the Notes will rank equally in right of payment with all existing and future senior, unsecured and unsubordinated indebtedness of WPP. The guarantee is effectively subordinated to any existing or future secured indebtedness of WPP, to the extent of the collateral securing such indebtedness.

WPP is a holding company and will depend upon funds from its subsidiaries to meet its obligations under its guarantee of the Notes.

WPP is a holding company and its only significant assets are its investments in its subsidiaries. As a holding company, it is dependent upon dividends, loans or advances, or other intercompany transfers of funds from its subsidiaries to meet its obligations under the guarantees. The ability of its subsidiaries to pay dividends and make other payments to WPP may be restricted by, among other things, applicable laws as well as agreements to which those subsidiaries may be a party. Therefore, WPP’s ability to make payments with respect to the guarantees may be limited.

WPP currently conducts all of its operations through its subsidiaries, and none of its subsidiaries other than the Issuer and the existing Guarantors have any obligations with respect to the Notes. As a result, the guarantees will be effectively subordinated to claims of creditors (including trade creditors and preferred stockholders, if any) of all of the subsidiaries of WPP other than the Issuer and the existing Guarantors. As of June 30, 2008, the subsidiaries of Old WPP other than the Issuer and the existing Guarantors had total liabilities, including indebtedness and trade payables, of approximately £11,029.7 million (U.S.$21,775.9 million), of which approximately £1,350.7 million (U.S.$2,666.7 million) was indebtedness.

WPP’s guarantee of the Notes will not be secured by any of its assets or properties. As a result, if WPP is required to pay under the guarantees, holders of the Notes would be unsecured creditors of WPP. As of June 30, 2008, WPP had, on an unconsolidated basis, no secured obligations under indebtedness or guarantees. The guarantees are not and will not be subordinated to any of WPP’s other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against WPP, the guarantees would rank equally in right of payment with all of WPP’s other unsecured and unsubordinated debt.

The current global economic downturn may adversely affect our operating results and financial condition.

Many of the economies in which we operate are under significant stress or in recession. We cannot predict the duration and severity of this economic downturn in any particular market or globally. These conditions make it difficult for our clients and us to accurately forecast and plan future business activities, and they may result in our clients reducing or postponing spending on the services we offer. This could have a material adverse effect on our results of operations and overall financial condition.

Jersey insolvency laws may not be as favorable to unsecured creditors as U.S. insolvency laws.

WPP is incorporated under the laws of Jersey, and insolvency proceedings with respect to WPP could be required to proceed under the laws of Jersey, which differ significantly from insolvency laws in the United States. As a result of those differences, Jersey insolvency laws may make it more difficult for holders of the

Notes to effect a restructuring of WPP or to recover the amount they would have recovered in a liquidation or bankruptcy proceeding in the United States. The procedural and substantive provisions of Jersey insolvency laws generally may be more favorable to secured creditors than comparable provisions of U.S. law. These provisions afford debtors and unsecured creditors only limited protection from the claims of secured creditors. If Jersey insolvency law applies in respect of WPP, it will generally not be possible for WPP or unsecured creditors of WPP to prevent secured creditors from enforcing their security to repay the debts due to them. As a result, a holder’s ability to realize claims against WPP if WPP becomes insolvent may be more limited than under U.S. and other laws.

You may be unable to recover in civil proceedings for U.S. securities laws violations.

WPP is a public limited company incorporated under the laws of Jersey. Some of WPP’s directors and officers and certain of the experts named herein reside outside of the United States. In addition, a substantial portion of the directly owned assets of WPP are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against WPP or its directors and officers and certain experts or to enforce against any of them judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal securities laws of the United States.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratios of earnings to fixed charges of Old WPP, of which WPP is a successor for accounting purposes, for each year in the five-year period ended December 31, 2007 and for the six months ended June 30, 2008.

The consolidated ratios of earnings to fixed charges should be read in conjunction with the Consolidated Financial Statements of Old WPP as at December 31, 2007 and 2006, and for three years in the period ended December 31, 2007 and Old WPP’s Unaudited Interim Consolidated Financial Information as at and for the six month period ended June 30, 2008 and 2007, both of which are incorporated by reference into this document.

Old WPP prepared its primary financial statements under UK Generally Accepted Accounting Practice (“UK GAAP”) extant in respect of 2004, for the years up to and including the year ended December 31, 2004.

For periods beginning on or after January 1, 2005, all listed companies in the European Union, including Old WPP, were required to prepare their consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board. Old WPP’s date of transition to IFRS was January 1, 2004. Accordingly, the consolidated ratio of earnings to fixed charges of Old WPP for the periods beginning on or after January 1, 2004 was determined based on Old WPP’s consolidated financial statements for that period prepared in accordance with IFRS.

The following table shows the ratios of earnings to fixed charges of WPP Group plc for the period indicated.

	June 2008	2007	2006	2005	2004	2003 UK GAAP	2003 US GAAP
	(In £ millions, except ratio information)
EARNINGS
Profit before taxation (excluding share of results of associates)	317.8	678.0	640.9	558.1	404.9	308.4	222.1
Dividend from associates	14.8	28.0	20.3	13.4	18.5	15.6	15.6
Interest expense	115.1	216.3	171.3	141.4	117.5	87.8	87.8
Interest component of rent expense	48.3	87.0	83.9	79.3	68.4	69.3	69.3

TOTAL EARNINGS	496.0	1,009.3	916.4	792.2	609.3	481.1	394.8

FIXED CHARGES
Interest expense	115.1	216.3	171.3	141.4	117.5	87.8	87.8
Interest component of rent expense	48.3	87.0	83.9	79.3	68.4	69.3	69.3
TOTAL FIXED CHARGES	163.4	303.3	255.2	220.7	185.9	157.1	157.1

RATIO OF EARNINGS TO FIXED CHARGES	3.04	3.33	3.59	3.59	3.28	3.06	2.51

Fixed charges consist of interest and one-third rent expense as representative of the interest portion of rentals. Interest amounts used in the calculation of the ratio of earnings to fixed charges exclude interest charges on defined benefit pension schemes and charges in respect of working capital facilities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This solicitation statement/prospectus, and the documents incorporated herein by reference, contain forward-looking statements about WPP and its subsidiaries, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding, future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates” “believes,” “intends,” “estimates” and similar expressions.

The forward-looking statements in this solicitation statement/prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of WPP. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include:

•	those we discuss above under “Risk Factors”

•	those discussed or identified in public filings of WPP and Old WPP with the Securities and Exchange Commission (“SEC”)

•	risks and uncertainties with respect to our expectations regarding

•	growth and expansion opportunities

•	market positions

•	the conduct of worldwide operations

•	earnings improvements

•	cost savings

•	revenue growth

•	gains and losses of clients and client business and projects

•	changes in the marketing and communications budgets of clients

•	changes in management or ownership of clients; and

•	retention of, and ability to attract, qualified employees

•	the effects of

•	foreign exchange rate fluctuations

•	regional, national and international economic conditions, including changes in interest rates and the performance of the financial markets

•	changes in industry rates of compensation

•	changes in regional, national and international laws

•	regulations and taxes

•	changes in competition and pricing environments

•	the occurrence of natural disasters or acts of terrorism

•	regional, national and international market and industry conditions and

•	regional, national and international political and social conditions

The actual results, performance or achievement by WPP could differ materially from those expressed in, or implied by, our forward-looking statements. Accordingly, we cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if they do, of what impact they will have on the results of operations and financial conditions of WPP. We disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, except as may be required by law. See also “Where You Can Find More Information” beginning on page 28.

THE SCHEME

On November 19, 2008, Old WPP completed a reorganization of its corporate structure through a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 of the United Kingdom. As a result of the Scheme, WPP, a company incorporated under the laws of Jersey, became the new parent company of the WPP group and its subsidiaries. In the Scheme, all of the outstanding ordinary shares of Old WPP were cancelled, Old WPP issued new ordinary shares to WPP so that Old WPP is now an indirect, wholly-owned subsidiary of WPP, and holders of Old WPP ordinary shares received one WPP ordinary share for each Old WPP ordinary share cancelled under the Scheme.

In connection with the Scheme, subsidiaries of Old WPP transferred the equity interests of an entity holding substantially all of Old WPP’s assets outside the United Kingdom to WPP Air UK, a general partnership organized under the laws of England and Wales. The two partners of WPP Air UK are WPP Air 1 Limited, a direct, wholly-owned subsidiary of WPP, and WPP Air 3 Limited, a direct, wholly-owned subsidiary of WPP Air 1 Limited and an indirect, wholly-owned subsidiary of WPP. Both partners are newly-formed Irish limited companies.

Because the Asset Conveyance may have involved the transfer of “substantially all” of the assets of Old WPP and certain of the Guarantors, in accordance with the terms of the Indenture, WPP Air UK became a guarantor of the Notes pursuant to a supplemental indenture, without releasing Old WPP or any of the other Guarantors from their guarantee obligations. Each of WPP Air 3 Limited and WPP Air 1 Limited was newly-formed in connection with the Scheme and neither has conducted any activities other than holding its partnership interest in, and serving as a general partner of, WPP Air UK. No consent of any holder of any of the Notes was required for the Scheme or the Asset Conveyance to be effective or to enter into the supplemental indenture.

WPP Air 3 Limited, one of the partners of WPP UK Partnership, seeks to transfer its partnership interest in WPP Air UK to WPP Air 1 Limited. As a result of this transfer, WPP Air 1 Limited would own a 100% interest in WPP Air UK, and as such, by operation of law, WPP Air UK would be dissolved and all of the assets of WPP Air UK would become owned directly by WPP Air 1 Limited.

The following charts outline the current WPP corporate structure as it relates to the Notes as well as the WPP corporate structure that will be in effect if the proposed amendments are adopted.

THE PROPOSED AMENDMENTS

We are soliciting the consents of the Holders of the Notes to the proposed amendments with respect to the Indenture. The proposed amendments would be set forth in a supplemental indenture to the Indenture. If the supplemental indenture becomes effective, it would apply to all Holders of the Notes.

The purpose of this Solicitation is to seek consents of the Holders of the Notes to amend various provisions of the Indenture to, among other things, allow for the completion of the Dissolution Transaction. The proposed amendments would, however, be applicable to future transactions as well.

The consent of the Holders of a majority in aggregate principal amount of the Notes (other than Notes held by WPP or its affiliates) is required for the proposed amendments to the Indenture to become effective. The supplemental indenture will become effective upon execution by the Issuer, the Guarantors, WPP and the Trustee. If the supplemental indenture becomes effective, Holders of the Notes will be bound by the supplemental indenture, even if they have not consented to the proposed amendments. Until the supplemental indenture becomes effective, however, the Indenture, without giving effect to the proposed amendments, will remain in effect.

The following is a summary of the key provisions of the proposed amendments to the Indenture. Please see “Annex A—Proposed Amendments” for a complete description of the text of the proposed amendments to the Indenture. The following summary is qualified by reference to the full provisions of the Indenture, the prior supplemental indentures entered into in connection with the Indenture and the form of supplemental indenture, each of which have been filed as exhibits to the registration statement of which this solicitation statement/prospectus forms a part.

Amendment to Expand the Entities With or to Which the Issuer or a Guarantor May Consolidate and Merge or Transfer All or Substantially All of Its Assets

Under Section 801 of the Indenture, so long as any of the Notes remains outstanding, neither the Issuer nor any of the Guarantors may consolidate with or merge into any other person, or convey, transfer or lease all or substantially all of its properties and assets, unless:

•

any person formed by such consolidation or into which the Issuer or a Guarantor, as applicable, is merged or to which the Issuer or a Guarantor, as applicable, has conveyed, transferred or leased all or substantially all of its properties and assets is a corporation, partnership or trust, organized and validly existing under the laws of England and Wales, and this person assumes the obligations of the Issuer or the Guarantor, as applicable, on the Notes and under the Indenture (including in the case of a Guarantor, the performance or observation of its guarantees),

•

in the case of any such consolidation, merger, conveyance, transfer or lease, immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing,

•

any such person shall expressly agree by a supplemental indenture, among other things, to indemnify the holder of each note against (a) any tax, duty, levy, assessment or governmental charge imposed on such holder or required to be withheld or deducted from any payment to such holder as a consequence of such consolidation, merger, conveyance, transfer or lease and (b) any costs or expenses of the act of such consolidation, merger, conveyance, transfer or lease, and

•	certain other conditions are met.

Section 802 of the Indenture provides that, so long as any of the Notes remains outstanding, upon any consolidation or merger of the Issuer or a Guarantor or with or into any other person or any conveyance, transfer or lease of all or substantially all of the properties and assets of the Issuer or a Guarantor, as applicable, in accordance with Section 801 of the Indenture, the successor person formed by such consolidation or with or into which the Issuer or a Guarantor, as applicable, is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer or a Guarantor, as applicable, under the Indenture, and thereafter, that except in the case of a lease, the predecessor person shall be relieved of all obligations and covenants under the Indenture and the Notes or any guarantee, as applicable.

The proposed amendments to the Indenture would allow consolidations and mergers with, and transfers of all or substantially all of the Issuer’s or a Guarantor’s assets to, any corporation, partnership or trust, as well as any company or other entity, organized and validly existing under the laws of the United Kingdom or any jurisdiction thereof (not only England and Wales), as well as Jersey, any jurisdiction included from time to time in the European Union (or its successors), the United States, any State thereof or the District of Columbia, so long as the other conditions described above are satisfied. This modification would allow all of the assets of WPP Air UK to become owned directly by WPP Air 1 Limited pursuant to the Dissolution Transaction.

Amendment to Permit the Dissolution Transaction

Section 1005 of the Indenture requires that, subject to the provisions of Sections 801 and 802 of the Indenture, the Issuer and each Guarantor preserve its existence, rights (charter and statutory) and franchises, unless its Board of Directors determines that the preservation is no longer desirable to conduct its business and that the loss is not materially disadvantageous to the holders of the Notes.

The proposed amendments would (i) permit the dissolution of WPP Air UK pursuant to the Dissolution Transaction (in connection with which WPP Air 1 Limited would become the direct owner of all of the assets of WPP Air UK), (ii) provide for assumption by WPP Air 1 Limited, in its individual capacity, of all the obligations of WPP Air UK in respect of the Notes, and (iii) release WPP Air 3 Limited from the obligations of WPP UK Air in respect of the Notes, to which WPP Air 3 Limited became subject to in its capacity as a general partner of WPP Air UK.

THE CONSENT SOLICITATION

General

In order for the proposed amendments to be effective, the Information Agent must receive the Requisite Consents from the Holders of a majority in aggregate principal amount of the Notes outstanding.

As of the Record Date, there were $650 million aggregate principal amount of the Notes outstanding. For purposes of determining whether Holders of the requisite principal amount of the Notes have given consent, any Notes owned by WPP or any of its affiliates will be disregarded.

We expect the Issuer, the Guarantors and WPP to execute a supplemental indenture providing for the proposed amendments and the WPP guarantee promptly after the Requisite Consents have been received. However, the Issuer, the Guarantors and WPP reserve the right not to execute a supplemental indenture providing for the proposed amendments and the WPP guarantee. Upon execution of the supplemental indenture by the Issuer, the Guarantors, WPP and the Trustee, the proposed amendments and the WPP guarantee will become effective.

The delivery of a consent will not affect a Holder’s right to sell or transfer any Notes, and a sale or transfer of any Notes after the Record Date will not have the effect of revoking any Consent properly given by the Holder of such Notes. Therefore, each properly executed and delivered Consent will be counted notwithstanding any sale or transfer of any Notes to which such Consent relates, unless the applicable Holder has complied with the procedure for revoking a Consent, as described herein and in the consent form. Failure to deliver a consent will have the same effect as if a Holder had voted “No” to the proposed amendments.

Record Date

This solicitation statement/prospectus and the accompanying consent form are being sent to all Holders of Notes as of 5:00 p.m., New York City time on March 26, 2009 and as many beneficial owners of the Notes as of that time and date as we are reasonably able to identify. This Record Date has been fixed as the date for the determination of Holders entitled to give consents pursuant to this Solicitation. WPP reserves the right to establish, from time to time, but in all cases prior to receipt of the Requisite Consents, any new date as the Record Date and, thereupon, any such new date will be deemed to be the Record Date for purposes of this Solicitation.

How to Consent

Holders who wish to consent to the proposed amendments should deliver one or more properly completed consent forms signed by or on behalf of such Holder by mail, hand delivery, overnight courier or facsimile transmission (with an original delivered subsequently) to the Information Agent at its address or facsimile number set forth on the back cover page of this solicitation statement/prospectus. WPP shall have the right to determine whether any purported consent satisfies the requirements of this solicitation statement/prospectus and the Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported consent.

For purposes of this Solicitation, the term “Holder” means any person in whose name a Note is registered in the registry maintained by the Registrar of Notes on the Record Date. Consents will also be accepted from any other person who has obtained a proxy in a form reasonably acceptable to WPP which authorizes such other person (or person claiming title by or through such other person) to vote Notes on behalf of such Holder. Accordingly, for purposes of this Solicitation, consents will be accepted from authorized participants in a Clearance System that have been granted a proxy by the Clearance System through which a beneficial owner’s Notes are held of record as of the Record Date. Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact its broker, dealer, commercial bank, trust company or other nominee promptly and instruct its broker, dealer, commercial bank, trust company or other nominee to consent on its behalf.

All consent forms that are properly completed, signed, delivered to and received by the Information Agent prior to the Expiration Date (and accepted by WPP as such), and not revoked prior to the Effective Time, will be given effect in accordance with the specifications thereof. Holders who desire to consent to the proposed amendments should so indicate by marking the appropriate box on, and signing and dating, the consent form and mailing, faxing or otherwise delivering it to the Information Agent at the address listed on the back cover page hereof in accordance with the instructions contained therein. Holders must consent to all of the proposed amendments or none of them. Consent forms should not be delivered to WPP or any of its subsidiaries or the Trustee. However, we reserve the right to accept any consent received by any of them. Under no circumstances should any person tender or deliver Notes to WPP, any of its subsidiaries, the Trustee or the Information Agent.

If the Notes to which a Consent relates are held by two or more joint Holders, all such Holders must sign the consent form. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to WPP of such person’s authority so to act. If Notes are held in different names, separate consent forms must be executed covering each name.

If a Consent relates to fewer than all of the Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the consent form the aggregate dollar amount (in integral multiples of $1,000) of such Notes to which the Consent relates. Otherwise, the consent will be deemed to relate to all such Notes held by such Holder.

HOLDERS WHO WISH TO CONSENT SHOULD MAIL, HAND DELIVER, SEND BY OVERNIGHT COURIER OR FACSIMILE (FOLLOWED BY DELIVERY BY HAND OR OVERNIGHT COURIER OF AN ORIGINAL) THEIR PROPERLY COMPLETED, EXECUTED AND DATED CONSENT FORMS TO THE INFORMATION AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH IN THIS DOCUMENT AND IN THE CONSENT FORM. REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE INFORMATION AGENT. NEITHER CONSENTS NOR REVOCATIONS OF CONSENTS SHOULD BE SENT TO WPP, ANY OF ITS SUBSIDIARIES OR THE TRUSTEE. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CONSENT FORMS AND REVOCATIONS, IS AT THE ELECTION AND RISK OF THE HOLDER. IN NO EVENT SHOULD A HOLDER TENDER OR DELIVER CERTIFICATES EVIDENCING SUCH HOLDER’S NOTES.

WPP RESERVES THE RIGHT TO RECEIVE CONSENTS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING OF A CONSENT.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocation of a consent will be resolved by WPP, in its sole discretion, which resolution shall be final and binding. WPP reserves the right to reject any and all consents not validly given or any consents, WPP’s acceptance of which could, in the opinion of WPP or its counsel, be unlawful. WPP also reserves the right to waive any defects or irregularities in the delivery of a consent or modify the terms or conditions of this Solicitation (subject to any requirement to extend the Expiration Date). The interpretation by WPP of the terms and conditions of this Solicitation (including the consent form and the instructions thereto) shall be final and binding on all parties.

Expiration Date; Extensions; Amendment

The Expiration Date shall occur at 5:00 p.m., New York City time, on April 22, 2009, unless WPP, in its sole discretion, extends the period during which this Solicitation is open, in which event the Expiration Date shall be the last date for which an extension is effective. In order to extend the Expiration Date, WPP will notify the Information Agent of any extension by oral or written notice and will make a public announcement thereof, each at or prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcements may state that WPP is extending this Solicitation for a specified period of time or on a daily basis. Failure of any Holder or beneficial owner of Notes to be so notified will not affect the extension of this Solicitation.

Notwithstanding anything to the contrary set forth in this solicitation statement/prospectus, WPP reserves the right, in its sole discretion, at any time prior to the Effective Time, to (i) terminate this Solicitation for any reason, (ii) extend the Expiration Date, (iii) amend the terms and conditions of this Solicitation or (iv) change the terms of the guarantee to be issued by WPP in connection with this Solicitation. If WPP takes any of these actions, it will make a public announcement thereof.

If the terms or conditions of this Solicitation or the terms of the guarantee to be issued by WPP in connection with this Solicitation are amended, waived or changed in any material manner, WPP will promptly disclose such amendment, waiver or modification in a public announcement, and WPP may, if determined by WPP to be appropriate, extend this Solicitation for no less than one day, such period to be set at the sole discretion of WPP.

Without limiting the manner in which WPP may choose to make a public announcement of any extension, amendment or termination of this Solicitation, WPP shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Revocation of Consents

Consents provided prior to the Effective Time may be revoked by Holders at any time prior to the Effective Time. Any notice of revocation received after the Effective Time will not be effective, even if received prior to the Expiration Date. Unless properly revoked, a Consent by a Holder of Notes shall bind the Holder and every subsequent holder of such Notes or portion of such Notes that evidences the same debt as the consenting Holder’s Notes, even if a notation of the Consent is not made on any such Notes.

Subject to the immediately preceding paragraph, any Holder of the Notes as to which a Consent has been given prior to the Effective Time may revoke such Consent as to such Notes or any portion of such Notes (in integral multiples of $1,000) by delivering a written notice of revocation or a changed consent form bearing a date later than the date of the prior consent form to the Information Agent at any time prior to the Effective Time. With respect to a consent delivered prior to the Effective Time, any notice of revocation received by the Information Agent after the Effective Time will not be effective.

To be effective, a notice of revocation must be in writing signed by the Holder, must contain the name of the Holder and the principal amount of the Notes to which it relates, must be received by the Information Agent before the Effective Time and must be signed in the same manner as the original consent form. All revocations of Consents should be addressed to the Information Agent at the address set forth on the back cover of this solicitation statement/prospectus.

WPP reserves the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by WPP in its sole discretion, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of WPP, any of its affiliates, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation, nor shall any of them incur any liability for failure to give such information.

Information Agent

WPP has retained Georgeson Inc. to serve as its Information Agent in connection with this Solicitation. WPP has agreed to indemnify the Information Agent against certain liabilities and expenses.

WPP HAS NOT AUTHORIZED ANY PERSON (INCLUDING THE INFORMATION AGENT) TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE SOLICITATION OF CONSENTS OTHER THAN AS SET FORTH IN THIS DOCUMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WPP, THE INFORMATION AGENT OR ANY OTHER PERSON.

Requests for assistance in filling out and delivering consent forms or for additional copies of this solicitation statement/prospectus or the consent form may be directed to the Information Agent at its address and telephone number set forth on the back cover of this solicitation statement/prospectus.

Fees and Expenses

WPP will bear the costs of this Solicitation, including the fees and expenses of the Information Agent. WPP will pay the Trustee under the Indenture reasonable and customary compensation for its services in connection with this Solicitation, plus reimbursement for expenses.

Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Information Agent, by application of funds provided by WPP, for customary mailing and handling expenses incurred by them in forwarding material to their customers. All other fees and expenses attributable to this Solicitation, other than expenses incurred by Holders or beneficial owners of Notes and the expenses of the Information Agent (other than the printing and mailing expenses) and the fees and expenses of its counsel, will be paid by WPP.

This Solicitation is not being made to, and consent forms will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of this Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, WPP may in its discretion take such action as it may deem necessary to lawfully make this Solicitation in any such jurisdiction and to extend this Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require this Solicitation to be made by a licensed broker or dealer, this Solicitation will be deemed to be made on behalf of WPP by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Effective Date of Proposed Amendments and Guarantee

The date on which the proposed amendments and WPP guarantee become effective is referred to as the Effective Time. The Effective Time will occur at the time at which the Issuer, the Guarantors, WPP and the Trustee, have executed a supplemental indenture with respect to the Notes. We expect the Issuer, the Guarantors and WPP to execute a supplemental indenture providing for the proposed amendments and the WPP guarantee promptly after the Requisite Consents have been received (whether or not the Expiration Date has occurred). However, the Issuer, the Guarantors and WPP reserve the right not to execute a supplemental indenture providing for the proposed amendments and the WPP guarantee.

DESCRIPTION OF THE GUARANTEE

The following description is a summary of the material provisions of the WPP guarantee and the Indenture that would apply to WPP if the guarantee is issued. The definitions of capitalized terms used in this section and not otherwise defined herein are set forth below under “—Definitions.”

The following summary does not restate the entire Indenture and is qualified by reference to the full provisions of the Indenture and the form of supplemental indenture, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The Guarantee

If the proposed amendments to the Indenture become effective, by execution of the supplemental indenture, WPP will fully and unconditionally guarantee, to each holder of a Note that has been authenticated and delivered by the Trustee, the due and punctual payment of the principal of and any premium and interest on such Note (including additional interest and additional amounts payable in respect thereof, if any), when and as the same shall become due and payable, whether at the stated maturity of such Note, by declaration of acceleration, call for redemption or otherwise, in accordance with the terms of the Notes and of the Indenture.

Ranking of the Guarantee

WPP is a holding company and its principal assets are shares that it holds in its subsidiaries. WPP currently conducts all of its operations through its subsidiaries, and none of WPP’s subsidiaries other than the Issuer and the existing Guarantors have any obligations with respect to the Notes. As a result, the WPP guarantee is and will be effectively subordinated to claims of creditors (including trade creditors and preferred stockholders, if any) of each of WPP’s subsidiaries other than the Issuer and the existing Guarantors. As of June 30, 2008, the subsidiaries of Old WPP other than the Issuer and the existing Guarantors had total liabilities, including indebtedness and trade payables, of approximately £11,029.7 million (U.S.$21,775.9 million), of which approximately £1,350.7 million (U.S.$2,666.7 million) was indebtedness.

WPP’s guarantee of the Notes will not be secured by any of its assets or properties. As a result, if WPP is required to pay under the guarantee, holders of the Notes would be unsecured creditors of WPP. As of June 30, 2008, WPP had, on an unconsolidated basis, no secured obligations under indebtedness or guarantees. The guarantees are not and will not be subordinated to any of WPP’s other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against WPP, the guarantee would rank equally in right of payment with all of WPP’s other unsecured and unsubordinated debt.

Certain Covenants

Negative Pledge

If WPP guarantees the Notes, under the Indenture, for so long as any of the Notes remain outstanding, WPP will not, and will not permit its Restricted Subsidiaries to create, suffer or permit to subsist any mortgage, charge, pledge, lien or other security interest (each, a “Security Interest” and, collectively, “Security Interests”) on the whole or any part of its present or future assets (other than Permitted Security Interests) without making effective provision whereby all the Notes shall be directly secured equally and ratably with the obligation secured by such Security Interest.

Limitation on Sale and Leaseback

In addition, if WPP guarantees the Notes, under the Indenture, for so long as any Notes remain outstanding, WPP will not, and will not permit its Restricted Subsidiaries to, enter into any arrangement with any bank, insurance company or other lender or investor (not including WPP or any of its Subsidiaries), or to which any such lender or investor is a party, providing for the leasing by WPP or such Restricted Subsidiary for a period, including renewals, in excess of three years of any assets which have been owned by WPP or any Restricted Subsidiary for more than 270 days and which have been or are to be sold or transferred by WPP or any Restricted Subsidiary to such lender or investor or, as a part of such arrangement, to any person to whom funds have been or are to be advanced by such lender or investor on the security of such assets (a “sale and leaseback transaction”) unless WPP or such Restricted Subsidiary, within one year after the sale or transfer will have been made by WPP or such Restricted Subsidiary, applies an amount equal to the net proceeds of the sale of the assets sold and leased back pursuant to such arrangement (a) to the retirement of Indebtedness incurred, assumed or guaranteed by WPP or any of its Subsidiaries which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of incurring, assuming or guaranteeing such Indebtedness or (b) to investment in any assets of WPP or any of its Subsidiaries.

Notwithstanding the foregoing, WPP or any of its Restricted Subsidiaries may enter into sale and leaseback transactions with respect to their respective assets in addition to those permitted above; provided, however, that at the time of entering into such sale and leaseback transactions and after giving effect thereto, WPP or the Restricted Subsidiary would be entitled pursuant to any Permitted Security Interests to create, suffer or permit to subsist a Security Interest on such assets without making effective provision whereby all the notes shall be directly secured equally and ratably with such Indebtedness.

Consolidation, Merger, Conveyance, Transfer or Lease

If WPP guarantees the Notes, under the Indenture, for so long as any Notes remain outstanding, WPP will be subject to the restrictions on mergers, consolidations and conveyance, transfer and lease of substantially all of its assets described above under “The Proposed Amendments,” giving effect to the proposed amendments described therein.

New Certificates

The WPP guarantee will be evidenced by the supplemental indenture. It will not be necessary for new certificates to be issued evidencing the Notes to reflect the benefit of the WPP guarantee.

Definitions

“Indebtedness” means any indebtedness of any person for money borrowed, whether incurred, assumed or guaranteed, and including obligations under capitalized leases.

“Permitted Security Interests” means

(1)	Security Interests arising by operation of law in the ordinary course of business including, without limitation, statutory liens and encumbrances;

(2)	any Security Interest over the assets and/or revenues of a company which became or becomes a Subsidiary of the Issuer or WPP after the issue date of the Notes and which Security Interest is in existence or contracted to be given as at the date it becomes a Subsidiary (and which was not created in contemplation of it becoming a Subsidiary);

(3)	those Security Interests existing at the issue date of the Notes;

(4)	Security Interests securing the performance of bids, tenders, bonds, leases, contracts (other than in respect of Indebtedness), statutory obligations, surety, customs and appeal bonds and other obligations of like nature (but not including obligations in respect of Indebtedness) incurred in the ordinary course of business;

(5)	Security Interests arising out of judgments or awards which are being contested in good faith and with respect to which an appeal or proceeding for review has been instituted or the time for doing so has not yet expired;

(6)	Security Interests upon any property which are created or incurred contemporaneously with the acquisition of such property to secure or provide for the payment of any part of the purchase price of such property (but no other amounts), provided that any such Security Interest shall not apply to any other property of the purchaser thereof;

(7)	any Security Interest arising out of title retention provisions in a supplier’s conditions of supply of goods or services acquired by WPP or any of its Subsidiaries in the ordinary course of its business;

(8)	any right of any bank or financial institution of combination or consolidation of accounts or right to set-off or transfer any sum or sums standing to the credit of any account (or appropriate any securities held by such bank or financial institution) in or towards satisfaction of any present or future liabilities to that bank or financial institution;

(9)	any Security Interest securing Indebtedness re-financing Indebtedness secured by Security Interests permitted by clauses (2), (3) or (6) above or this clause (9) provided that the maximum principal amount of the indebtedness secured by such Security Interests at the time of such refinancing is not increased and such Security Interests do not extend to any assets which were not subject to the Security Interests securing the re-financed Indebtedness;

(10)	Security Interests in favor of WPP or any of its Restricted Subsidiaries;

(11)	any Security Interests created or outstanding on or over any assets of WPP or any Subsidiary issued in connection with an accounts receivable purchase facility provided that the aggregate outstanding amount secured by such Security Interests permitted by this clause (11) created or outstanding shall not at any time exceed 15% of total assets (meaning fixed assets plus current assets as shown on WPP’s consolidated financial statements) of WPP as reported at the most recent year-end; and

(12)	any other Security Interest created or outstanding on or over any assets of WPP or any Restricted Subsidiary provided that the aggregate outstanding amount secured by all such Security Interests permitted by this clause (12) created or outstanding shall not at any time exceed U.S.$40,000,000.

A “Restricted Subsidiary” is any Subsidiary whose consolidated revenue shall have exceeded 5% of the consolidated revenues of WPP and its Subsidiaries taken as a whole for that financial year or any other Subsidiary designated by WPP from time to time as a Restricted Subsidiary in its sole discretion.

A “Subsidiary” of a specified person means that specified person holds a majority of the voting rights in it, or is a member of it and has the right to appoint or remove a majority of its board of directors or is a member of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it, or if it is a subsidiary of a company which is itself a subsidiary of that specified person.

CAPITALIZATION

The following table sets forth Old WPP’s consolidated capitalization as of June 30, 2008, and our consolidated capitalization as adjusted to February 27, 2009 to reflect significant changes since June 2008. U.S. dollar amounts are presented solely for your convenience.

	As of June 30, 2008
	(unaudited)
	Actual		Adjusted(1)
	£m	U.S.$m(2)	£m	U.S.$m(2)
Short-term debt:
5% convertible notes due 2008	81.3	116.7	—	—
6.875% bonds due 2008	50.2	72.1	—	—
Overdrafts	646.1	926.9	1,254.4	1,799.7
Other short-term debt	0.4	0.4	0.4	0.5
Private placement	—	—	38.3	55.0
Bank loan facility	—	—	63.0	90.4
Derivative financial instruments	(7.0)	(10.0)	1.3	1.9

	771.0	1,106.1	1,357.4	1,947.5
Long-term debt:
4.375% bonds due 2013	472.6	678.1	573.0	822.1
5.875% notes due 2014	324.3	465.3	443.2	635.9
5.25% bonds due 2015	393.9	565.2	477.4	684.9
6.625% bonds due 2016	589.3	845.5	714.6	1,025.2
6% bonds due 2017	398.2	571.3	398.3	571.5
6.375% bonds due 2020	197.3	283.0	196.9	282.5
Bank loan facilities		—	1,204.4	1,728.0
Derivative financial instruments	(12.5)	(18.0)	98.2	140.7

	2,363.1	3,390.4	4,106.0	5,890.8
Capital and reserves
Called up share capital	117.4	168.4	125.6	180.1
Share premium account	109.8	157.5	8.6	12.4
Shares to be issued	3.2	4.6	8.7	12.4
Merger reserve	(1,365.0)	(1,958.4)	(5,138.8)	(7,372.6)
Other reserves	206.9	296.8	1,250.4	1,794.0
Own shares	(201.8)	(289.4)	(189.8)	(272.3)
Retained earnings	5,454.3	7,825.3	9,697.5	13,913.0

Total shareholders’ equity	4,324.8	6,204.8	5,762.2	8,267.0
Minority interests	138.1	198.1	197.6	283.5

Total equity	4,462.9	6,402.9	5,959.8	8,550.5

Total capitalization	7,597.0	10,899.4	11,423.2	16,388.8

(1)	The adjusted column reflects the repayment of the 6.875% bonds in July 2008, the redemption of the 5% convertible debentures in October 2008 and a £600 million 3 year amortising bank revolving credit facility and a £650m bank term facility used to finance the acquisition of Taylor Nelson Sofres (“TNS”). The privately placed notes of TNS were paid down to $55 million in January 2009.

(2)	All US dollar amounts in this table have been translated from pounds sterling based on the Bloomberg Mid Point Closing rate on February 27, 2008 of £1.00 = US$1.4347

As of the date of this solicitation statement/prospectus, there is no secured debt. As of February 27, 2009, WPP would have guaranteed debt of £4,170.3 million (U.S. $5,983.1 million) after giving effect to the guarantee offered under this solicitation statement/prospectus.

USE OF PROCEEDS

WPP will not receive any cash proceeds from the issuance of the WPP guarantee.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain material United States Federal income tax consequences of the proposed amendments and WPP guarantee to beneficial owners of Notes, and is for general information only. It is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations and judicial and administrative rulings, all of which are subject to change or differing interpretations, possibly with retroactive effect. WPP has not sought any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made and positions taken in this summary. Therefore, the IRS may assert a position contrary to the positions stated below, and a court may agree with any such assertion. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the proposed amendments and WPP guarantee. This summary is applicable to initial purchasers of Notes who purchased Notes on original issuance at their initial offering price. This summary applies only to Notes held as capital assets (within the meaning of Section 1221 of the Code), and does not purport to address all aspects of United States Federal income taxation that may be relevant to particular Holders in light of their individual circumstances and does not address issues which may be specific to Holders subject to special treatment under the Code (such as brokers or dealers in securities, commodities or foreign currencies; expatriates; tax-exempt entities; real estate investment trusts; persons subject to the alternative minimum tax; partnerships or other pass-through entities for United States Federal income tax purposes; banks, financial institutions, or insurance companies; persons who hold the Notes as part of a straddle, conversion transaction, hedge or other integrated investment; persons deemed to sell Notes under the constructive sale provisions of the Code; Holders whose functional currency is not the U.S. dollar; or controlled foreign corporations), nor does it discuss any aspects of state, local, estate, gift or foreign tax laws.

This discussion is for general information only and is not tax advice. Additional issues may exist that are not addressed in this disclosure and that could affect the United States Federal income tax treatment of the proposed amendments and WPP guarantee. Holders are urged to consult their own tax advisors regarding the specific United States Federal, state, local, estate, gift and foreign income and other tax consequences of the proposed amendments and WPP guarantee.

If a partnership (including any entity treated as a partnership or other pass-through entity for United States Federal income tax purposes) is a Holder, the United States Federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular United States Federal income tax consequences applicable to them.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of the Notes who or which is (i) an individual citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States Federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust which (a) is subject to primary supervision by a court within the United States and with respect to which one or more United States persons have the authority to control all substantial decisions or (b) has made a valid election under applicable Treasury regulations to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for United States Federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.

For purposes of this discussion, a “non-U.S. Holder” means a beneficial owner of Notes that is not a U.S. Holder.

Tax Consequences to U.S. Holders

Debt Modification

Generally, the modification of a debt instrument will be treated as a “deemed exchange” of an “old” debt instrument for a “new” debt instrument for United States Federal income tax purposes if such modification is “significant” within the meaning of the Treasury regulations promulgated under Section 1001 of the Code (the “Regulations”). Such a deemed exchange would be a taxable event, unless a non-recognition provision of the Code were to apply. The application of the Regulations to the adoption of the proposed amendments and WPP guarantee is unclear. Under the Regulations, the modification of a debt instrument is “significant” if, based on all the facts and circumstances and taking into account certain modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification.

Although the matter is not free from doubt, the adoption of the proposed amendments, in and of itself, should not constitute a significant modification of the terms of the Notes for United States Federal income tax purposes. Upon the adoption of the proposed amendments, WPP will also guarantee the Issuer’s payment obligations with respect to the Notes. The Regulations provide that the release, substitution or addition of a guarantee on a recourse debt instrument is significant if it results in a change in payment expectations. The Regulations further provide that a change in payment expectations occurs if, as a result of a transaction, there is a substantial enhancement of the obligor’s capacity to meet the payment obligations under a debt instrument and that capacity was primarily speculative prior to the modification and is adequate after the modification. Alternatively, the Regulations provide that a change in payment expectations occurs if, as a result of a transaction, there is a substantial impairment of the obligor’s capacity to meet the payment obligations under a debt instrument and that capacity was adequate prior to the modification and primarily speculative after the modification.

WPP and the Issuer believe, although the matter is not free from doubt, that the Issuer’s capacity to meet its payment obligations under the Notes was not “primarily speculative” within the meaning of the Regulations prior to the proposed amendments, and that the adoption of the proposed amendments and WPP guarantee should not result in a “substantial enhancement” of the Issuer’s “capacity” to meet its payment obligations under the Notes or otherwise result in a change in payment expectations within the meaning of the Regulations. Thus, WPP and the Issuer intend to take the position that there should not be a deemed exchange of “old” Notes for “new” Notes for United States Federal income tax purposes. If, in accordance with this position, the adoption of the proposed amendments and WPP guarantee are not treated as a deemed exchange, a U.S. Holder would not recognize any gain or loss as a result of the adoption of the proposed amendments and WPP guarantee, and the “new” Notes would be treated as a mere continuation of the “old” Notes for United States Federal income tax purposes.

Recapitalization Treatment

Even if the adoption of the proposed amendments and WPP guarantee were treated as a significant modification of the Notes resulting in a deemed exchange, such deemed exchange would constitute a tax-free recapitalization if both the “old” Notes and the “new” Notes are treated as “securities” for United States Federal income tax purposes. An instrument constitutes a “security” for these purposes if, based on all the facts and circumstances, the instrument constitutes a meaningful investment in the issuer of the instrument. Although there are a number of factors that may affect the determination of whether a debt instrument is a “security,” one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than ten years are likely to be treated as “securities,” and instruments with an original term of less than five years are unlikely to be treated as “securities,” but the IRS has publicly ruled that debt instruments with a term of less than five years may be “securities” if issued in exchange for debt instruments having the same maturity date and terms (other than interest rate), and which had an original term of greater than ten years. The “old” Notes have an original term of approximately ten years, and the “new” Notes have a remaining term of approximately five years. Therefore, it is uncertain whether the “old” or “new” Notes qualify as “securities.” Due to the inherently factual nature of the determination, U.S. Holders are urged to consult their own tax advisors regarding the classification of the Notes as “securities” for United States Federal income tax purposes.

If there is a deemed exchange that is treated as a tax-free recapitalization, a U.S. Holder of an “old” Note generally would not recognize any gain or loss as a result of the proposed amendments and WPP guarantee, provided the principal amount of the “new” Notes does not exceed the principal amount of the “old” Notes. For this purpose, principal amount may mean issue price. See “Original Issue Discount” discussion below. A U.S. Holder would take a tax basis in the “new” Note equal to its tax basis in the “old” Note immediately prior to the deemed exchange and the U.S. Holder’s holding period for the “new” Note would include the period during which the “old” Note was held. U.S. Holders are strongly urged to consult their tax advisors as to the possibility and tax consequences of a deemed exchange resulting from the adoption of the proposed amendments and WPP guarantee.

Treatment if Recapitalization Does Not Apply

If there is a deemed exchange of “old” Notes for “new” Notes and the deemed exchange does not qualify as a tax-free recapitalization (e.g., because the “new” Notes were not considered to be “securities” for United States Federal income tax purposes), the United States Federal income tax consequences of the adoption of the proposed amendments and WPP guarantee could materially differ from those described herein. In such event, among other things, U.S. Holders could recognize taxable gain, or, subject to certain limitations, loss on the deemed exchange. The amount of such gain or loss would be equal to the difference, if any, between the amount realized by the Holder in the deemed exchange and the Holder’s adjusted tax basis in the Notes deemed to be exchanged. The amount realized would be the issue price of the “new” Notes. See “Original Issue Discount” below for a discussion concerning issue price. In addition, a U.S. Holder’s adjusted tax basis in the “new” Notes generally would equal their issue price, and the U.S. Holder would have a new holding period in the “new” Notes commencing on the day after the deemed exchange. A U.S. Holder that recognizes gain on a deemed exchange may, if the Notes are not “traded on an established securities market” within the meaning of Section 453(k) of the Code, be able to report such gain using the installment method, which generally would permit the U.S. Holder to defer recognition of part or all of that gain until payments are received.

Original Issue Discount

If there is a deemed exchange, regardless of whether the deemed exchange qualifies as a recapitalization, the “new” Notes will be considered issued with original issue discount (“OID”) if the stated redemption price at maturity exceeds the issue price of the “new” Notes. The stated redemption price at maturity of the “new” Notes is the sum of all payments provided by the “new” Notes other than qualified stated interest. If the “new” Notes are considered “publicly traded,” the issue price of the “new” Notes will be equal to the fair market value of the “new” Notes on the date of the deemed exchange. If the “new” Notes are not considered “publicly traded,” but the “old” Notes are, the issue price of the “new” Notes will be the fair market value of the “old” Notes on the date of the deemed exchange. If neither the “old” Notes nor the “new” Notes are considered “publicly traded,” the issue price of the “new” Notes will be (i) the stated redemption price at maturity of the “new” Notes, if the “new” Notes bear adequate stated interest, or (ii) the imputed principal amount, if the “new” Notes do not bear adequate stated interest. The “old” Notes or “new” Notes would generally be considered “publicly traded,” if, at any time during the 60-day period ending 30 days after the date of the deemed exchange (i) they appear on a system of general circulation that provides a reasonable basis to determine the fair market value of the “old” Notes or the “new” Notes by disseminating either actual prices (including rates, yields, or other pricing information) of recent sales transactions, or recent price quotations (including rates, yields, or other pricing information) of one or more brokers, dealers, or traders, or, possibly, (ii) price quotations are readily available from dealers, brokers or traders.

If the “new” Notes are considered issued with OID (with an exception for certain de minimis amounts), a U.S. Holder would be required to include such OID in gross income under the constant yield to maturity method, in advance of the receipt of cash attributable to that income regardless of the U.S. Holder’s method of tax accounting. If a U.S. Holder’s tax basis in the “new” Notes exceeds the issue price of the “new” Notes, but is not more than the stated redemption price at maturity of the “new” Notes, the resulting acquisition premium would be amortized by the U.S. Holder to offset OID accruals. If the U.S. Holder’s tax basis in the “new” Notes exceeds the stated redemption price at maturity of the “new” Notes, there will be no OID accruals for such U.S. Holder and the resulting premium may be amortizable over the term of the “new” Notes, if the U.S. Holder elects.

Backup Withholding and Information Reporting

A U.S. Holder who has not provided an IRS Form W-9 may be subject to backup withholding at the rate of 28% with respect to payments of interest (including OID, if any) on the Notes unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) otherwise provides a correct taxpayer identification number, certifies that it is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s United States Federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS in a timely manner. In addition, interest payments on the Notes may be subject to information reporting.

Tax Consequences to U.S. Holders That Do Not Consent

Provided that Holders of a majority in principal amount of the Notes provide the necessary consents, the proposed amendments and WPP guarantee will apply to all Holders, not merely those who consent. In such event, the United States Federal income tax consequences to U.S. Holders that do not consent will be the same as those described above.

Tax Consequences to Non-U.S. Holders

Debt Modification

A non-U.S. Holder generally will not be subject to United States Federal income taxation on gain (if any) recognized in connection with a deemed exchange of “old” Notes for “new” Notes (subject to withholding obligations discussed below, to the extent that amounts received in such exchange by a non-U.S. Holder are treated as payments of accrued interest), unless (i) the non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the deemed exchange and certain other conditions are satisfied or (ii) such gain is effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such non-U.S. Holder in the United States). If the first exception applies, the non-U.S. Holder generally will be subject to United States Federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the deemed exchange of the Notes. If the second exception applies, the non-U.S. Holder generally will be subject to United States Federal income tax with respect to such gain in the same manner as a U.S. Holder, unless otherwise provided in an applicable income tax treaty. In addition, a non-U.S. Holder that is treated as a corporation for United States

Federal income tax purposes may also be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Withholding, Backup Withholding, and Information Reporting

Interest (including OID, if any) paid to a non-U.S. Holder generally will be subject to United States withholding tax at a rate of 30% except to the extent (x) the non-U.S. Holder is engaged in the conduct of a trade or business in the United States with which the receipt of the interest is effectively connected and has provided a valid and properly executed IRS Form W-8ECI, (y) a United States tax treaty either eliminates or reduces such withholding tax with respect to the interest and the non-U.S. Holder has provided a valid and properly executed IRS Form W-8BEN, or (z) the “portfolio interest” exception of the Code applies. Generally, interest will qualify as portfolio interest if the non-U.S. Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation with respect to which WPP is a “related person” within the meaning of the Code, (iii) is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business, and (iv) certifies, under penalties of perjury on a Form W-8BEN (or such successor form as the IRS designates), prior to the payment that such non-U.S. Holder is not a U.S. person and provides such non-U.S. Holder’s name and address. Additional withholding obligations may apply if the adoption of the proposed amendments and WPP guarantee were treated as a significant modification of the Notes resulting in a deemed exchange, to the extent that amounts received in such exchange by a non-U.S. Holder are treated as payments of accrued interest.

Backup withholding at a rate of 28% may apply to interest payments on the Notes if a non-U.S. Holder has not provided the certification on IRS Form W-8 described above or otherwise provided evidence of exempt status. Non-U.S. Holders that are exempt non-U.S. Holders and comply with certain certification requirements are not subject to backup withholding. Any amount paid as backup withholding will be creditable against the non-U.S. Holder’s United States Federal income tax liability provided that the required information is timely furnished to the IRS. In addition, interest payments on the Notes may be subject to information reporting.

Tax Consequences to Non-U.S. Holders That Do Not Consent

For the reasons described above under “Tax Consequences to U.S. Holders That Do Not Consent,” the United States Federal income tax consequences to non-U.S. Holders who do not consent will be the same as for non-U.S. Holders who do consent.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE AND IS NOT A SUBSTITUTE FOR PROFESSIONAL TAX ADVICE. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES TO THEM OF THE ADOPTION OF THE PROPOSED AMENDMENTS AND PROVISION OF WPP GUARANTEE, INCLUDING THE APPLICABILITY OF STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX LAWS WITH RESPECT THERETO.

ADDITIONAL INFORMATION

Material Contracts

On July 9, 2008, Old WPP and one of its subsidiaries, WPP Finance Co. Limited (as borrowers), and Old WPP and WPP 2005 Limited (as guarantors) entered into an agreement for a 364-day term loan facility arranged by Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc as arrangers with Banco Santander S.A., London Branch, Barclays Bank PLC, BNP Paribas, BoA Netherlands Coöperatieve U.A., Citibank, N.A., HSBC

Bank plc and The Royal Bank of Scotland plc as original lenders and Citibank International plc as facility agent, which may be extended at the option of Old WPP for a further 12-month period. The amount of the facility is £650,000,000.

On July 9, 2008, Old WPP and one of its subsidiaries, WPP Finance Co. Limited (as borrowers), and Old WPP and WPP 2005 Limited (as guarantors) also entered into an agreement for a three-year revolving credit facility arranged by Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc as arrangers with Banco Santander S.A., London Branch, Barclays Bank PLC, BNP Paribas, BoA Netherlands Coöperatieve U.A., Citibank, N.A., HSBC Bank plc and The Royal Bank of Scotland plc as original lenders and Citibank International plc as facility agent. The amount of the facility is £600,000,000.

Exchange Controls

There are currently no Jersey foreign exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of WPP’s operations.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

WPP is a public limited company incorporated under the laws of Jersey. Some of WPP’s directors and officers and certain of the experts named herein reside outside of the United States. In addition, a substantial portion of the directly owned assets of WPP are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against WPP or its respective directors and officers and certain experts or to enforce against any of them judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal securities laws of the United States.

By execution of the supplemental indenture, WPP will expressly submit to the jurisdiction of the U.S. federal or state courts sitting in the Borough of Manhattan, The City of New York for the purpose of any suit, action or procedure to enforce the its guarantee and has appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011 to accept service of process in any such action.

EXPENSES

Set forth below are estimates of expenses expected to be paid by us in connection with the issuance of the guarantee registered hereby and the solicitation statement/prospectus. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$36,270.00
Information Agent fees and expenses	20,000.00
Printing and engraving expenses	12,000.00
Legal fees and expenses	200,000.00
Accounting fees and expenses	30,000.00
Trustee and transfer agent fees and expenses	3,000.00
Total	301,270.00

LEGAL MATTERS

Fried, Frank, Harris, Shriver & Jacobson LLP will pass upon certain legal matters under New York law for us regarding the WPP guarantee. Mourant du Feu & Jeune will pass upon certain legal matters under Jersey law for us regarding the WPP guarantee.

EXPERTS

The consolidated financial statements incorporated in this Registration Statement by reference from WPP’s 6-K dated March 27, 2009, for the year ended December 31, 2007, and the effectiveness of WPP’s internal control over financial reporting incorporated in this Registration Statement by reference to Old WPP’s Annual Report on Form 20-F for the year ended December 31, 2007 have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

WPP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which WPP files annual reports on Form 20-F with the SEC and furnishes reports on Form 6-K to the SEC. You can read and copy any materials WPP files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You also can obtain additional information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information WPP files or furnishes electronically with or to the SEC, which you can access over the Internet at www.sec.gov. These materials are also available from our web site at www.wpp.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this solicitation statement/prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this solicitation statement/prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this solicitation statement/prospectus.

The following documents are incorporated into this solicitation statement/prospectus by this reference:

•	Old WPP’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 10, 2008;

•

WPP’s report on Form 6-K submitted to the SEC on March 27, 2009, which contains Old WPP’s consolidated financial statements for the fiscal year ended December 31, 2007 updated to reflect the guarantor structure described in this solicitation statement/prospectus, and Deloitte LLP’s audit report dated June 8, 2008 (March 27, 2009 for the guarantor structure described in the condensed consolidating financial information), Old WPP’s unaudited financial statements for the six months ended June 30, 2008, and WPP’s unaudited preliminary results for the year ended December 31, 2008; and

•	WPP’s report on Form 6-K submitted to the SEC on December 9, 2008 (SEC file no. 0001193125-08-250411).

WPP also incorporates by reference into this solicitation statement/prospectus any annual reports it may file with the SEC on Form 20-F after the date of this solicitation statement/prospectus and prior to the termination of this solicitation. WPP may also incorporate by reference any subsequent reports on Form 6-K that it submits to the SEC, by identifying in the Form 6-K that it is being incorporated by reference into this solicitation statement/prospectus. Any later information that we file with or submit to the SEC and that is incorporated by reference into this solicitation statement/prospectus will automatically update and supersede the information contained in this solicitation statement/prospectus.

WPP will provide without charge to each person to whom a copy of this solicitation statement/prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference into this solicitation statement/prospectus. Requests for copies of any such document should be directed to:

WPP plc

6 Ely Place

Dublin 2, Ireland

Attention: Marie Capes,

Company Secretary

Telephone: 011-351-1-669-0333

ANNEX A—PROPOSED AMENDMENTS

I.	The following provisions of the Indenture would be amended as follows (capitalized terms used but not defined herein have the meanings given to them in the Indenture, as amended by the proposed amendments; amended provisions shown in strikethrough and underlined text):

A.	SECTION 801. Issuer or Company May Consolidate, Etc. Only on Certain Terms.

Neither the Issuer nor the Company may consolidate with or merge with or into any other Person or convey, transfer or lease all or substantially all of its properties and assets to any Person, unless:

(1) any Person formed by such consolidation or into which the Issuer or the Company is merged or to whom the Issuer or the Company has conveyed, transferred or leased all or substantially all of its properties and assets is a corporation, partnership ~~or~~, trust, company or other entity organized and ~~validly~~ existing under the laws of ~~England and Wales~~ the United Kingdom or any jurisdiction thereof, Jersey, any jurisdiction included from time to time in the European Union (or its successors), the United States, any State thereof or the District of Columbia, and such Person expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, the Issuer’s and the Company’s obligations on the Securities and the performance or observance of every covenant of this Indenture and any related registration rights agreement on the part of the Issuer or the Company to be performed or observed (including any obligation to pay any Additional Amounts and, in the case of the Company, the performance or observance of its Guarantee);

(2) in the case of such consolidation, merger, conveyance, transfer or lease by the Company, immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(3) any such Person shall expressly agree, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, to indemnify the Holder of each Note of the Issuer against (i) any tax, duty, levy, assessment or governmental charge imposed on such Holder or required to be withheld or deducted from any payment to such Holder as a consequence of such consolidation, merger, conveyance, transfer or lease, and (ii) any costs or expenses of the act of such consolidation, merger, conveyance, transfer or lease; and

(4) the Issuer or the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

B.	SECTION 1005. Existence.

Subject to Article Eight, the Issuer and the Company each will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Issuer and the Company shall not be required to preserve any such right or franchise if its respective Board of Directors shall determine in a Board Resolution that the preservation thereof is no longer desirable in the conduct of the business of the Issuer or the Company and that the loss thereof is not disadvantageous in any material respect to the Holders. The foregoing shall not prohibit the Dissolution Transaction.

II.	The following definition would be added to Section 1.01 of the Indenture in its proper alphabetical location (capitalized terms used but not defined herein have the meanings given to them in the Indenture):

“Dissolution Transaction” means the transfer of WPP Air 3 Limited’s partnership interests in the WPP UK Partnership to WPP Air 1 Limited, and the resulting dissolution, by operation of law, of the WPP UK Partnership.

A-1

WPP PLC

SOLICITATION OF CONSENT TO INDENTURE AMENDMENTS

In order to give a consent, a Holder should mail, hand deliver, send by overnight courier or by facsimile (confirmed by physical delivery) a properly completed and duly executed consent form, and any other required document, to the Information Agent at its address, facsimile number or email address set forth below. Any questions or requests for assistance or for additional copies of this solicitation statement/prospectus or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A Holder (or a beneficial owner that is not a Holder) may contact the Information Agent at the appropriate telephone number set forth below or its broker, dealer, commercial bank, trust company or other nominee for assistance concerning this consent solicitation.

The Information Agent for this Solicitation is:

Banks and Brokers call: (212) 440-9800 (collect)

All others call toll-free: (866) 295-8149

By Courier, Hand Delivery or Mail:

199 Water Street, 26th Floor

New York, NY 10038-3560

Attn: Christopher Cinek

By Facsimile Transmission:

(212) 440-9009

Confirm by Telephone:

(212) 440-9107

A-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

Article 148 of WPP plc’s Articles of Association provides:

“As far as the legislation allows, the Company may:

(a)	indemnify any director of the Company (or of an associated body corporate) against any liability;

(b)	indemnify a director of a company that is a trustee of an occupational pension scheme for employees (or former employees) of the Company (or of an associated body corporate) against liability incurred in connection with the company’s activities as trustee of the scheme;

(c)	purchase and maintain insurance against any liability for any director referred to in (a) or (b) above; and

(d)	provide any director referred to in (a) or (b) above with funds (whether by loan or otherwise) to meet expenditure incurred or to be incurred by him in defending any criminal, regulatory or civil proceedings or in connection with an application for relief (or to enable any such director to avoid incurring such expenditure).

The powers given by this article shall not limit any general powers of the Company to grant indemnities, purchase and maintain insurance or provide funds (whether by way of loan or otherwise) to any person in connection with any legal or regulatory proceedings or applications for relief.”

Article 77 of the Companies (Jersey) Law 1991 (as amended) provides:

(1)	Subject to paragraphs (2) and (3), any provision, whether contained in the articles of, or in a contract with, a company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or was an officer of the company shall be void.

(2)	Paragraph (1) does not apply to a provision for exempting a person from or indemnifying the person against –

(a)	any liabilities incurred in defending any proceedings (whether civil or criminal) –

(i)	in which judgment is given in the person’s favor or the person is acquitted,

(ii)	which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or

(iii)	which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings;

(b)	any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company;

(c)	any liability incurred in connection with an application made under Article 212 in which relief is granted to the person by the court; or

(d)	any liability against which the company normally maintains insurance for persons other than directors.

(3)	Nothing in this Article shall deprive a person of any exemption or indemnity to which the person was lawfully entitled in respect of anything done or omitted by the person before the coming into force of this Article.

(4)	This Article does not prevent a company from purchasing and maintaining for any such officer insurance against any such liability.”

WPP plc maintains an insurance policy for its directors and officers in respect of liabilities arising from any act, error or omission while acting in their capacities as directors or officers of WPP plc or any associated company.

Item 9.	Exhibits.

Number	Exhibit Title
4.1*	Indenture, dated as of June 23, 2004, among WPP Finance (UK), as Issuer, WPP Group plc (now known as WPP Limited 2005), as Guarantor, and Citibank, N.A., as Trustee (filed on September 21, 2004 as Exhibit 4.14 to the WPP’s Registration Statement on Form F-4, File No. 333-119163-01 and incorporated by reference herein).

4.2*	First Supplemental Indenture, dated as of June 23, 2004, among WPP Finance (UK), as Issuer, WPP Group plc (now known as WPP Limited 2005), as Guarantor, and Citibank, N.A., as Trustee, in connection with the issuance of $650,000,000 5.875% Notes due 2014 (filed on September 21, 2004 as Exhibit 4.15 to WPP’s Registration Statement on Form F-4 (Registration No. 333-119163-01) and incorporated by reference herein).

4.3*	Second Supplemental Indenture, dated as of June 27, 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited and WPP Group plc (now known as WPP Limited 2008), as Guarantors, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (filed on June 28, 2006 as Exhibit 2.11 to WPP’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and incorporated by reference herein).

4.4	Third Supplemental Indenture, dated as of December 19, 2006, among WPP Finance (UK), as Issuer, WPP Spangle, WPP 2005 Limited and WPP Group plc (now known as WPP Limited 2008), as Guarantors, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014.

4.5	Fourth Supplemental Indenture, dated as of October 7, 2008, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, WPP Spangle, WPP 2005 Limited and WPP Group plc (now known as WPP Limited 2005), as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014.

4.6	Form of Fifth Supplemental Indenture.

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

5.2	Opinion of Mourant du Feu & Jeune.

8.1	Tax opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

23.1	Consent of Deloitte LLP, Independent Auditors.

23.2	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

23.3	Consent of Mourant du Feu & Jeune (included in Exhibit 5.2).

23.4	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included in signature page hereto).

99.1	Consent Form.

*	Incorporated herein by reference as indicated.

Item 10.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on March 27, 2009.

WPP plc

By:	/S/ PAUL W.G. RICHARDSON
Name:	Paul W.G. Richardson
Title:	Director Group Finance

POWER OF ATTORNEY

Each person whose signature appears below hereby severally and individually constitutes and appoints Sir Martin Sorrell and Paul W. G. Richardson his or her true and lawful attorneys-in-fact, each with power of substitution, in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement on Form F-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, to do any and all acts and things and to execute any and all instruments which said attorneys-in-fact and agents may deem necessary or advisable to enable WPP plc to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration under said Act of securities registered pursuant hereto, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ PHILIP LADER Philip Lader	Chairman (non-executive) of the Board of Directors	March 27, 2009

/S/ SIR MARTIN SORRELL Sir Martin Sorrell	Group Chief Executive (Principal Executive Officer and Director)	March 27, 2009

/S/ PAUL W. G. RICHARDSON Paul W. G. Richardson	Group Finance Director (Principal Financial Officer and Director) and Authorized Representative in the United States	March 27, 2009

/S/ DAVID BARKER David Barker	Group Finance Controller (Controller)	March 27, 2009

Mark Read	Executive Director	March 27, 2009

Colin Day	Executive Director	March 27, 2009

Signature	Title	Date

Esther Dyson	Non-Executive Director	March 27, 2009

Orit Gadeish	Non-Executive Director	March 27, 2009

/S/ STANLEY W. MORTEN Stanley W. Morten	Non-Executive Director	March 27 , 2009

/S/ KOICHIRO NAGANUMA Koichiro Naganuma	Non-Executive Director	March 27, 2009

Lubna Olayan	Non-Executive Director	March 27, 2009

/S/ JOHN A. QUELCH John A. Quelch	Non-Executive Director	March 27, 2009

/S/ JEFFREY A. ROSEN Jeffrey A. Rosen	Non-Executive Director	March 27, 2009

/S/ TIMOTHY SHRIVER Timothy Shriver	Non-Executive Director	March 27, 2009

Paul Spencer	Non-Executive Director	March 27, 2009